

June 28, 2011

<u>Via Facsimile</u>
Mr. Will Gardiner
Chief Financial Officer
CSR plc
Churchill House, Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ, England

  Re: CSR plc
    Form 20-F for the fiscal year ended December 31, 2010
    Filed March 16, 2011
    File No. 000-53684

Dear Mr. Gardiner:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Brian Cascio

       Brian Cascio
       Accounting Branch Chief